Exhibit 99.1

Vermilion Energy Inc. Announces Second Quarter 2023 Release Date and Conference Call and Webcast Details

CALGARY, AB, July 19, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) will release its 2023 second quarter operating and condensed financial results on Wednesday, August 2, 2023 after the close of North American markets. The unaudited interim financial statements and management discussion and analysis for the three and six months ended June 30, 2023 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Conference Call and Webcast Details

Vermilion will discuss these results in a conference call and webcast presentation on Thursday, August 3, 2023 at 9:00 AM MST (11:00 AM EST). To participate, call 1-888-664-6383 (Canada and US Toll Free) or 1-416-764-8650 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-390-0541 (Canada and US Toll Free) or 1-416-764-8677 (International and Toronto Area) and using conference replay entry code 302036 # from August 3, 2023 at 12:00 PM MST to August 17, 2023 at 12:00 PM MST.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3DfdCAu to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/37NjoXLo1AY. The webcast links, along with conference call slides, will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vermilion-energy-inc-announces-second-quarter-2023-release-date-and-conference-call-and-webcast-details-301881312.html

SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2023/19/c6834.html

%CIK: 0001293135

For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:00e 19-JUL-23